Exhibit 4.26

Dated 2 January 2017

CAPITAL PRODUCT PARTNERS L.P.

as Guarantor

and

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

as Security Trustee

GUARANTEE

relating to a Loan Agreement

dated 2 January 2017

Index

Clause		Page

1	Interpretation	1
2	Guarantee	3
3	Liability as Principal and Independent Debtor	4
4	Expenses	4
5	Adjustment of Transactions	4
6	Payments	5
7	Interest	5
8	Subordination	5
9	Enforcement	6
10	Representations and Warranties	6
11	Undertakings	9
12	Corporate Undertakings	13
13	Judgments and Currency Indemnity	15
14	Set off	16
15	Supplemental	16
16	Assignment	17
17	Notices	17
18	Invalidity of Loan Agreement	18
19	Governing Law and Jurisdiction	19
Schedule 1 Form of Compliance Certificate		20
Execution Page		22

THIS GUARANTEE is made on 2 January 2017

PARTIES

(1)	CAPITAL PRODUCT PARTNERS L.P., being a limited partnership formed under the laws of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Guarantor”); and

(2)	CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK, acting through its office at 12, place des Etats-Unis, CS 70052, 92547 Montrouge Cedex, France (the “Security Trustee”, which expression includes its successors and assigns).

BACKGROUND

(A)	By a loan agreement dated 2 January 2017 and made between (i) Asterias Crude Carrier S.A. and Scorpio Crude Carrier S.A. as joint and several borrowers (together, the “Borrowers” and each a “Borrower”), (ii) the banks and financial institutions listed therein as lenders (together, the “Lenders”), (iii) Crédit Agricole Corporate and Investment Bank (“CACIB”) as facility agent (in such capacity, the “Facility Agent”) and account bank, (iv) ING Bank N.V. as swap bank (in such capacity, the “Swap Bank”), (v) the Security Trustee as security trustee and (vi) CACIB and ING Bank N.V. as mandated lead arrangers and bookrunners, it was agreed that the Lenders would make available to the Borrowers a secured post-delivery term loan facility of up to US$70,200,000 (the “Loan”).

(B)	By certain master agreements (each on the 2002 ISDA (Multcurrency Crossborder) form including the schedule thereto as amended) (the “ Master Agreements”), each dated as of 2 January 2017 and made between (i) each Borrower and (ii) the Swap Bank, it was agreed that the Swap Bank may enter into Designated Transactions with that Borrower from time to time to hedge such Borrower’s exposure under the Loan Agreement to interest rate fluctuations.

(C)	By the Agency and Trust Agreement entered into pursuant to the Loan Agreement, it was agreed that the Security Trustee would hold the Trust Property on trust for the Creditor Parties.

(D)	It is a condition precedent to the Lenders advancing the Loan (or any part thereof) to the Borrowers that the Guarantor shall execute and deliver or, as the case may be, register in favour of the Security Trustee this Guarantee.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions

Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms

In this Guarantee:

“Accounting Information” means the annual audited consolidated accounts and the unaudited semi-annual management accounts in respect of each Relevant Borrower and the Guarantor referred to, respectively, in Clauses 11.4(a) and 11.4(b);

“bankruptcy” includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;

“Compliance Certificate” means a certificate in the form set out in Schedule 1 (or in any other form which the Facility Agent approves or requires in its sole discretion);

“Compliance Date” means each of 30 June and 31 December in each Financial Year of the Guarantor;

“EBITDA” means, in respect of the relevant period, the aggregate amount of consolidated earnings of the Group (excluding any extraordinary items (namely any items which are not relevant to the Guarantor’s normal course of daily business)) before net interest, tax, depreciation or any amortisation charges;

“Fleet Vessels” means all of the vessels (including, but not limited to, each Ship owned by a Relevant Borrower) from time to time wholly owned by members of the Group (each a “Fleet Vessel”);

“Fleet Vessel Market Value” means, in relation to a Fleet Vessel, the market value of that Fleet Vessel determined pursuant to Clause 12.7;

“Group” means the Guarantor and its wholly-owned subsidiaries (whether direct or indirect, and including, but not limited to, each Relevant Borrower) from time to time during the Security Period and “member of the Group” shall be construed accordingly;

“Guaranteed Advance” means any Advance financing a Ship owned or to be owned by a Relevant Borrower;

“Guarantor’s Documents” means, together, this Guarantee, any Pledges and any other Finance Document to which the Guarantor is or, as the context may require, will be a party and, in the singular, means any of them;

“Intermediate Shareholder” means Capital Product Operating LLC, a limited liability company formed in the Republic of the Marshall Islands whose registered office is at Trust Company Complex Ajeltake Road, Ajeltake Island, Majuro MH 96960, the Marshall Islands;

“Leverage Ratio” means, any relevant time, the ratio (expressed as a percentage) of:

(a)	the Financial Indebtedness of the Group less the aggregate Liquid Assets of the Group; to

(b)	the aggregate Fleet Vessel Market Value;

“Liquid Assets” means, at any relevant time hereunder:

(a)	cash in hand or held with banks or other financial institutions of the Guarantor and/or any other member of the Group in Dollars or another currency freely convertible into Dollars, which is free of any Security Interest (other than a Permitted Security Interest and other than ordinary bankers’ liens which have not been enforced or become capable of being enforced);

(b)	any other short-term financial investment which is free of any Security Interest (other than a Permitted Security Interest);

(c)	any cash equivalent of the Guarantor and/or any other member of the Group; and

(d)	any marketable securities of the Guarantor and/or any other member of the Group,

as stated in the latest Accounting Information;

“Loan Agreement” means the loan agreement dated 2 January 2017 referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor’s consent or otherwise;

“Master Agreement” means each of the Master Agreements (and the schedules thereto) referred to in Recital (B) (including all Designated Transactions from time to time entered into and Confirmations from time to time exchanged thereunder) and includes, in each case, any existing or future amendments or supplements, whether made with the Guarantor’s consent or otherwise and, in the plural, means all of them;

“Net Interest Expense” means, as at any date of calculation, the aggregate of all interest payable by any member of the Group on any Financial Indebtedness and any net amounts payable under interest rate hedge agreements for the 12-month period commencing on the date of calculation less interest income received, determined on a consolidated basis in accordance with generally accepted accounting principles and as shown in the consolidated statements of income of the Group in the Accounting Information;

“Pledges” means any pledge of the share capital of any Relevant Borrower held by the Guarantor and, in the plural, means both of them;

“Relevant Borrower” means at any relevant time, each Borrower which is a member of the Group at such time, and in the plural means all of them;

“Total Assets” means the total assets of the Group as stated in the most recent Accounting Information; and

“US GAAP” means generally accepted accounting principles as from time to time in effect in the United States of America.

1.3	Application of construction and interpretation provisions of Loan Agreement

Clauses 1.2 and 1.5 inclusive of the Loan Agreement apply, with any necessary modifications, to this Guarantee.

2	GUARANTEE

2.1	Guarantee and indemnity

The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of the Guaranteed Advances (or any of them) and of all amounts payable by any Relevant Borrower under or in connection with the Loan Agreement, the Master Agreements and every other Finance Document in connection with, or attributable to, any Guaranteed Advance in respect of the period during which that Relevant Borrower is a member of the Group;

(b)	undertakes to pay to the Security Trustee, on the Security Trustee’s demand, any such amount which is not paid by a Relevant Borrower when payable in respect of the period during which that Relevant Borrower is a member of the Group; and

(c)	agrees to fully indemnify the Security Trustee and each other Creditor Party on the Security Trustee’s demand in respect of all claims, reasonable expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or any other Creditor Party concerned as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party concerned would otherwise have been entitled to recover Provided however that, for the avoidance of doubt, the Guarantor shall only be liable under this Guarantee from the date on which any Borrower becomes a member of the Group following a Dropdown.

2.2	No limit on number of demands

The Security Trustee may serve more than one demand under Clause 2.1.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1	Principal and independent debtor

The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences

Without limiting the generality of Clause 3.1, the Guarantor shall neither be discharged by, nor have any claim against any Creditor Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents (or any of them);

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents (or any of them);

(c)	any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents (or any of them);

(d)	any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

4	EXPENSES

4.1	Costs of preservation of rights, enforcement etc

The Guarantor shall pay to the Security Trustee on its demand the amount of all reasonable expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a Security Interest.

5	ADJUSTMENT OF TRANSACTIONS

5.1	Reinstatement of obligation to pay

The Guarantor shall pay to the Security Trustee on its demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of any Borrower or of any Security Party (or similar person) on the ground that the Loan Agreement, the Master Agreements or any other Finance Document, or a payment by any Relevant Borrower or of another Security Party in respect of a Guaranteed Advance, was invalid or on any similar ground.

6	PAYMENTS

6.1	Method of payments

Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;

(b)	to such account as the Security Trustee may from time to time notify to the Guarantor;

(c)	without any form of set off, cross claim or condition; and

(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.

6.2	Grossing-up for taxes

If the Guarantor is required by law to make a tax deduction, the amount due to the Security Trustee shall be increased by the amount necessary to ensure that the Security Trustee and (if the payment is not due to the Security Trustee for its own account) the Creditor Party beneficially interested in the payment receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

7	INTEREST

7.1	Accrual of interest

Any amount due under this Guarantee shall carry interest after the date on which the Security Trustee demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement or, as the case may be, a Master Agreement.

7.2	Calculation of interest

Interest under this Guarantee shall be calculated and accrue in the same way as interest under clause 7 of the Loan Agreement.

7.3	Guarantee extends to interest payable under Loan Agreement and the Master Agreements

For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Finance Documents, including that payable under clause 7 of the Loan Agreement and under the Master Agreements.

8	SUBORDINATION

8.1	Subordination of rights of Guarantor

All rights which the Guarantor at any time has (whether in respect of this Guarantee, any other Guarantor’s Document or any other transaction) against any Borrower, any other Security Party or their respective assets, shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents; and in particular, the Guarantor shall not:

(a)	claim, or in a bankruptcy of any Borrower or any other Security Party prove for, any amount payable to the Guarantor by that Borrower or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Guarantor to any Borrower or any other Security Party; or

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Creditor Party under a Finance Document.

9	ENFORCEMENT

9.1	No requirement to commence proceedings

Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement, any Master Agreement or any other Finance Document before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters

However, as against the Guarantor:

(a)	any judgment or order of a court in England, Greece, France, the Marshall Islands or any other Pertinent Jurisdiction in connection with the Loan Agreement, the Master Agreements or any of the other Finance Documents to which either Borrower is a party; and

(b)	any statement or admission of a Borrower in connection with the Loan Agreement, any Master Agreement or any other Finance Documents to which it is a party,

shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3	Suspense account

The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of a Borrower or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrowers’ obligations under the Loan Agreement or the Master Agreements.

10	REPRESENTATIONS AND WARRANTIES

10.1	General

The Guarantor represents and warrants to the Security Trustee as follows.

10.2	Status

The Guarantor is a limited partnership (comprised of a single general partner and multiple limited partners) formed and validly existing and in good standing under the laws of the Marshall Islands.

10.3	Share capital and ownership

The Guarantor’s capital consists of at least 100,571,224 common units held by public unitholders, including 18,988,262 common units held by Capital Maritime & Trading Corp. and a general partner interest held by Capital GP L.L.C.

10.4	Corporate power

The Guarantor has the limited partnership capacity, and has taken all partnership action and obtained all consents necessary for it:

(a)	to execute this Guarantee and any other Guarantor’s Document; and

(b)	to make all the payments contemplated by, and to comply with, this Guarantee and any other Guarantor’s Document.

10.5	Consents in force

All the consents referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity; effective Security Interests

The Guarantor’s Documents do now, or, as the case may be, will upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a)	constitute the Guarantor’s legal, valid and binding obligations enforceable against the Guarantor in accordance with their respective terms; and

(b)	create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate,

subject to any relevant insolvency laws affecting creditors’ rights generally.

10.7	No third party Security Interests

Without limiting the generality of Clause 10.6, at the time of the execution and delivery of each Guarantor’s Document:

(a)	the Guarantor will have the right to create all the Security Interests which that Guarantor’s Document purports to create; and

(b)	no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8	No conflicts

The execution by the Guarantor of the Guarantor’s Documents and its compliance with the Guarantor’s Documents will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Guarantor; or

(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.

10.9	No withholding taxes

All payments which the Guarantor is liable to make under a Guarantor’s Document may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default

No Event of Default or Potential Event of Default has occurred.

10.11	Information

All information which has been provided in writing by or on behalf of the Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.2; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.5; and there has been no change in the financial position or state of affairs of the Guarantor and the Group from that disclosed in the latest of those accounts.

10.12	No litigation

No legal or administrative action against the Guarantor or its subsidiaries has been commenced or taken or, to the Guarantor’s knowledge, is likely to be commenced or taken which would, in either case, be likely to have a material adverse effect.

10.13	Taxes paid

The Guarantor has paid all taxes applicable to, or imposed on or in relation to the Guarantor or its business.

10.14	Title and ownership

The Guarantor has good title to and is the ultimate beneficial owner of each of the assets owned or purported to be owned by it.

10.15	No adverse consequences in jurisdiction of incorporation

No Lender will be deemed to be resident, domiciled, carrying on business or subject to taxation, in the Marshall Islands by reason only of the negotiation, preparation, execution, performance, enforcement of, and/or receipt of any payment due from the Guarantor under any Guarantor’s Document.

10.16	Submission to jurisdiction and choice of laws

Each submission to jurisdiction, and choice of law, by the Borrowers contained in any Finance Document is effective.

10.17	Accounting reference date

The accounting reference date for each Relevant Borrower and the Guarantor is 31 December.

10.18	Repetition of representations and warranties

The representations and warranties set out in this Clause 10 would be true and not misleading if repeated on the first day of each Interest Period.

10.19	Ranking of Borrowers’ obligations

The obligation of the Borrowers to make payments under the Finance Documents ranks ahead of any obligation owed by the Borrowers to any other person, except as the same may be required by applicable laws.

10.20	No Money Laundering

It is acting for its own account in relation to the Loan and in relation to the performance and the discharge of its obligations and liabilities under the Finance Documents and the transactions and other arrangements effected or contemplated by the Finance Documents to which a Security Party is a party, and the foregoing will not involve or lead to contravention of any law, official requirement or other regulatory measure or procedure implemented to combat money laundering (as defined in Article 1 of the Directive (2001/97EC of the European Parliament and of 4 December 2001) including, but not limited to Directive 2005/60 amending Council Directive 91/308).

10.21	No Immunity

The Guarantor is subject to suit and to commercial law and neither it nor any of its properties have any right of immunity from suit, execution, attachment or other legal process in the Republic of the Marshall Islands.

10.22	Sanctions

(a)	Neither the Guarantor, nor any member of the Group nor any of their joint ventures nor any of their respective directors, officers or agent or representatives or any other persons acting on any of their behalf:

(b)	to the best of their knowledge (after due and careful enquiry) has violated or is violating any applicable Sanctions;

(c)	is a Designated Person;

(d)	is using or will use, directly or indirectly, the proceeds of the Loan, or lend, contribute or otherwise make available such proceeds to any person, (i) to fund any activities or business of or with any person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions or is an UHRC, or (ii) in any other manner that would result in a violation of Sanctions by any person (including any person participating in the Loan, whether as underwriter, advisor, investor, or otherwise).

11	UNDERTAKINGS

11.1	General

The Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Facility Agent may, with the authority of the Majority Lenders, or, where specified all the Lenders, otherwise permit.

11.2	Information provided to be accurate

All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Title; negative pledge and pari passu ranking

The Guarantor shall:

(a)	hold the legal title to, and own the entire beneficial interest, and the whole of the issued share capital in the Intermediate Shareholder and shall procure that the Intermediate Shareholder shall hold the legal title to, and own the entire beneficial interest in, and the whole of the issued share capital in respect of each Relevant Borrower, in each case free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents;

(b)	not, and shall procure that each Relevant Borrower will not, create or permit to arise any Security Interest over any asset present or future in the normal course of its business of acquiring, financing, chartering in and out and operating vessels (both in the case of the Guarantor and the Relevant Borrowers) and owning ship-owning companies (in the case of the Guarantor); and

(c)	procure that its liabilities under the Finance Documents to which it is a party do and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.4	Provision of financial statements

The Guarantor will send or procure there are sent to the Facility Agent:

(a)	as soon as possible, but in no event later than 120 days after the end of each financial year of each Relevant Borrower or, as the case may be, the Guarantor (commencing with the financial statements for the year which ended on 31 December 2015):

(i)	the unaudited annual accounts of that Relevant Borrower; and

(ii)	the audited consolidated annual accounts of the Group;

(b)	as soon as possible, but in no event later than 90 days after the end of each 6 month period in each financial year of that Relevant Borrower or, as the case may be, the Guarantor ending on 30 June and 31 December:

(i)	the management accounts of that Relevant Borrower for that 6-month period certified as to their correctness by an officer of that Relevant Borrower or by the chief financial officer of the Guarantor; and

(ii)	the unaudited consolidated management accounts of the Group for that 6-month period certified as to their correctness by the chief financial officer of the Guarantor;

(c)	annual budgets in respect of operated expenses and accruals of the Ships owned by a Relevant Borrower which, in the case of accruals, are due and payable within 6 months; and

(d)	promptly after each request by the Facility Agent, such further information (financial or otherwise) about any Relevant Borrower, any Security Party, any Ship owned by a Relevant Borrower (including but not limited to, charter arrangements, Financial Indebtedness and operating expenses) and the Group as the Facility Agent may require.

11.5	Form of financial statements

All accounts (audited and unaudited) and information delivered under Clause 11.4 will:

(a)	be prepared in accordance with all applicable laws, generally accepted accounting principles consistently applied (including, without limitation, IFRS) and US GAAP consistently applied;

(b)	give a true and fair view of the state of affairs of each Relevant Borrower, the Guarantor and the Group at the date of those accounts and of its profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Relevant Borrowers, the Guarantor and the Group and, additionally, in the case of information given pursuant to Clause 11.4 (c), each Ship owned by a Relevant Borrower, the Security Parties and the Group.

11.6	Shareholder and creditor notices

The Guarantor will send to the Security Trustee, upon request, copies of all communications which are despatched to the Guarantor’s shareholders or creditors or any class of them.

11.7	Consents

The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:

(a)	for the Guarantor to perform its obligations under the Guarantor’s Documents; and

(b)	for the validity or enforceability of the Guarantor’s Documents,

and the Guarantor will comply with the terms of all such consents.

11.8	Notification of litigation

The Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Guarantor as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Guarantor’s Document.

11.9	Maintenance of Security Interests

The Guarantor will:

(a)	at its own cost, do all that it reasonably can to ensure that any Guarantor’s Document validly creates the obligations and the Security Interests which it purports to create; and

(b)	without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Guarantor’s Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Guarantor’s Document, give any notice or take any other step which may be or become necessary or desirable for any Guarantor’s Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.10	Confirmation of no default

The Guarantor will, within 2 Business Days after service by the Facility Agent of a written request, serve on the Facility Agent a notice which is signed by a director of the Guarantor and which:

(a)	states that no Event of Default or Potential Event of Default has occurred; or

(b)	states that no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.

The Facility Agent may serve requests under this Clause 11.10 from time to time but only if asked to do so by a Lender or Lenders having Contributions exceeding 10 per cent. of the Loan or (if the Loan has not been made) Commitments exceeding 10 per cent of the Total Commitments; and this Clause 11.10 does not affect the Guarantor’s obligations under Clause 11.11.

11.11	Notification of default

The Guarantor will notify the Security Trustee as soon as the Guarantor becomes aware of :

(a)	the occurrence of an Event of Default or Potential Event of Default (and the steps, if any, being taken to remedy such Potential Event of Default and/or Event of Default); or

(b)	any matter which indicates that an Event of Default may have occurred,

and will thereafter keep the Security Trustee fully up-to-date with all developments.

11.12	Maintenance of status

The Guarantor will maintain its separate existence as a limited partnership and remain in good standing under the laws of the Marshall Islands.

11.13	No petition for insolvency

The Guarantor will procure that none of its material creditors petition for the Guarantor’s insolvency nor take any related proceedings.

11.14	Separateness

The Guarantor will:

(a)	keep its own separate books and records;

(b)	maintain its own separate accounts;

(c)	conduct business in its own name;

(d)	observe all other formalities required by its constitutional documents;

(e)	prepare its own separate financial statements;

(f)	pay its liabilities out of its own funds; and

(g)	hold itself out as a separate legal entity.

11.15	No VAT group

The Guarantor shall not be a member of a VAT (value added tax) group.

11.16	Ownership

The Guarantor shall ensure that no person, other than any financial institution, private equity firm or other investor maintaining a passive investment interest in the Guarantor, owns a number of common units in the Guarantor which is greater than the number of common units owned at any relevant time by the present major beneficial owners of the Guarantor, as disclosed to the Lenders on or before the date of this Guarantee.

11.17	“Know your customer” checks

If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Guarantee;

(b)	any change in the status of the Guarantor or any Security Party after the date of the Loan Agreement (including a situation where a shareholder’s share in a Relevant Borrower or any Security Party rises above 25% of the total number of shares); or

(c)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Guarantee to a party that is not a Lender prior to such assignment or transfer,

obliges the Facility Agent or any Lender (or, in the case of paragraph (c), any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Guarantor shall promptly upon the request of the Facility Agent or the Lender concerned supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or the Lender concerned (for itself or, in the case of the event described in paragraph (c), on behalf of any prospective new Lender) in order for the Facility Agent, the Lender concerned or, in the case of the event described in paragraph (c), any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

11.18	Sanctions

The Guarantor will, and shall procure that each member of the Group:

(a)	will comply in all respects with Sanctions;

(b)	will, not directly or indirectly, use the proceeds of the Loan, or lend, contribute or otherwise make available such proceeds to any person, (i) to fund any activities or business of or with any person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any person (including any person participating in the transactions contemplated by the Loan Agreement, this Guarantee and any other Finance Document, whether as underwriter, advisor, investor, or otherwise);

(c)	shall not fund all or part of any payment under a Finance Document out of proceeds derived from business or transactions with a Designated Person or from any action which would be prohibited by Sanctions or would otherwise cause any person to be in breach of Sanctions; and

(d)	shall not, and no Borrower, no Security Party, nor any member of the Group shall, be a Designated Person.

12	CORPORATE UNDERTAKINGS

12.1	General

The Guarantor also undertakes with the Security Trustee to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Facility Agent may, with the authority of all the Lenders, otherwise permit (in the case of Clause 12.2(f), such permission not to be unreasonably withheld, delayed or conditioned).

12.2	Negative undertakings

The Guarantor will not:

(a)	change the nature of its business (being that of owning, shipowning or holding companies, chartering (in and out) and operating, through its wholly-owned subsidiaries, Fleet Vessels); or

(b)	pay any dividend or make any other form of distribution or effect any form of redemption, purchase or return of share capital if an Event of Default has occurred and is continuing at the relevant time or an Event of Default will result from the payment of a dividend or the making of any other form of distribution. In all other cases the Guarantor will be free to distribute dividends or make other distributions; or

(c)	provide any form of credit or financial assistance to:

(i)	a person who is directly or indirectly interested in the Guarantor’s or any other Security Party’s share or loan capital; or

(ii)	any company in or with which such a person is directly or indirectly interested or connected,

or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to the Guarantor than those which it could obtain in a bargain made at arms’ length; or

(d)	issue, allot or grant any person a right to any shares in its capital or repurchase or reduce its issued share capital; or

(e)	enter into any form of amalgamation, merger or de-merger or any form of reconstruction or reorganisation; or

(f)	change its constitutional documents in a material respect; or

(g)	pledge, assign, charge, dispose of, nor create or permit any Security Interest or other third party right (nor agree to assign, charge, pledge, dispose of or create or permit any Security Interest or other third party right) on or over the shares in the Relevant Borrower(s) other than in favour of the Security Trustee.

12.3	Financial Covenants

The Guarantor shall ensure that at all times:

(a)	the Leverage Ratio shall not exceed 72.5 per cent.;

(b)	the ratio of EBITDA to Net Interest Expense, on a trailing 12-month basis, shall be no less than 2:1; and

(c)	the Liquid Assets of the Group shall be in an amount of not less than $500,000 per Fleet Vessel.

12.4	Compliance Check

Compliance with the undertakings contained in Clause 12.3 shall be tested semi-annually and determined by reference to the unaudited consolidated accounts of the Group for the first 6-month period in each financial year of the Guarantor delivered to the Facility Agent pursuant to Clause 11.4(b)(ii) and for the second 6-month period in each financial year of the Guarantor, by reference to the audited consolidated accounts of the Guarantor for that Financial Year delivered to the Facility Agent pursuant to Clause 11.4(a)(ii). At the same time as it delivers its consolidated accounts, the Guarantor shall deliver to the Facility Agent a Compliance Certificate, signed by the chief financial officer of the Guarantor.

12.5	Change in accounting expressions and policies

If, by reason of change in format or US GAAP or other relevant accounting policies, the expressions appearing in any accounts and financial statements referred to in Clause 11.4 alter from those in the accounts and financial statements for the Group for the year ending on 31 December 2015, the relevant definitions contained in Clause 1.1 and the provisions of Clause 12.3 shall be deemed modified in such manner as the Facility Agent, acting with the authorisation of all the Lenders, shall require to take account of such different expressions but otherwise to maintain in all respects the substance of those provisions.

12.6	Guarantor’s financial covenants

If, in the reasonable opinion of the Facility Agent (acting on the instructions of the Lenders), the Guarantor, in the context of a financing made or to be made available to a member of the Group or otherwise, agrees with any third party financial covenants which:

(a)	are more favourable than those applicable to the Finance Parties pursuant to the Finance Documents;

(b)	place that third party in a more favourable position than that applicable to the Creditor Parties pursuant to this Guarantee or any other Guarantor’s Document; and

(c)	are more onerous than those imposed on the Guarantor pursuant to this Guarantee or any other Guarantor’s Document,

the Guarantor shall, or shall procure that any Security Party or any other third party shall, give the Creditor Parties the benefit of such financial covenants which, in the opinion of the Finance Parties, would place them in the same position as that applicable to the other lender or lenders at the relevant time by entering into a supplemental agreement to this Guarantee and any of the other Guarantor’s Documents by which the applicable covenants and undertakings are amended and supplemented to place them in the same position as that applicable to the other lender or lenders at the relevant time (with such supplemental agreement being entered into as soon as practicable after the imposition of such financial covenants on the Guarantor by the third party).

12.7	Valuation of Fleet Vessels

The market value of a Fleet Vessel at any date is that shown by taking the arithmetic means of two valuations requested by the Guarantor to be issued by two Approved Brokers appointed by the Guarantor, each valuation to be prepared:

(a)	as at a date not more than 15 days prior to the relevant Compliance Date;

(b)	with or without physical inspection of that Fleet Vessel (as the Facility Agent may require);

(c)	on the basis of a sale for prompt delivery for cash on normal arm’s length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment; and

(d)	after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale.

12.8	Maintenance of ownership of Relevant Borrowers

The Guarantor shall remain the ultimate legal owner of the entire issued and allotted share capital of each Relevant Borrower (other than an Affected Borrower) free from any Security Interest.

13	JUDGMENTS AND CURRENCY INDEMNITY

13.1	Judgments relating to Loan Agreement and Master Agreements

This Guarantee shall cover any amount payable by the Relevant Borrowers under or in connection with any judgment relating to the Guaranteed Advances and any amounts payable under the Loan Agreement, the Master Agreements and any other Finance Document in connection with, or attributable to, the Guaranteed Advances and to the period during which any Relevant Borrower is a member of the same Group as the Guarantor.

13.2	Currency indemnity

In addition, clause 21.6 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

14	SET OFF

14.1	Application of credit balances

Each Creditor Party may with prior notice to the Guarantor:

(a)	apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Guarantor to that Creditor Party under this or any of the other Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

14.2	Existing rights unaffected

No Creditor Party shall be obliged to exercise any of its rights under Clause 14.1; and those rights shall be without prejudice and in addition to any right of set off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

14.3	Sums deemed due to a Lender

For the purposes of this Clause 14, a sum payable by the Guarantor to the Facility Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender’s proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to that Lender.

15	SUPPLEMENTAL

15.1	Continuing guarantee

This Guarantee shall remain in force as a continuing security at all times during the Security Period in respect of the period during which a Relevant Borrower is a member of the Group.

15.2	Rights cumulative, non-exclusive

The Security Trustee’s rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

15.3	No impairment of rights under Guarantee

If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.

15.4	Severability of provisions

If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

15.5	Guarantee not affected by other security

This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with the Loan Agreement, a Master Agreement or any other Finance Document.

15.6	Guarantor bound by Finance Documents

The Guarantor agrees with the Security Trustee to be bound by all provisions of each Finance Document which are applicable to the Borrowers in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.

15.7	Applicability of provisions of Guarantee to other Security Interests

Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 18 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 18.

15.8	Applicability of provisions of Guarantee to other rights

Clauses 3 and 18 shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 18), being an agreement referring to this Guarantee.

15.9	Guarantor’s approval of Loan Agreement, Master Agreements and the other Finance Documents

The Guarantor has read the Loan Agreement, each Master Agreement and the other Finance Documents and understands and approves all the terms and conditions of the Loan Agreement, the Master Agreements and the other Finance Documents.

15.10	Third party rights

A person (other than a Creditor Party) who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

16	ASSIGNMENT

16.1	Assignment by Security Trustee

The Security Trustee may assign its rights under and in connection with this Guarantee with prior notice to the Guarantor to the same extent as it may assign its rights under the Loan Agreement.

17	NOTICES

17.1	Notices to Guarantor

Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:

c/o Capital Ship Management Corp.

3, Iassonos Street

185 37 Piraeus

Greece

Fax No: +30 210 4285 679

Attn: Capital Product Partners L.P./the Chief Financial Officer

or to such other address which the Guarantor may notify to the Security Trustee.

17.2	Application of certain provisions of Loan Agreement

Clauses 28.3, 28.4 and 28.5 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.

17.3	Validity of demands

A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Relevant Borrowers under the Loan Agreement, the Master Agreements or any of the other Finance Documents; and

(b)	at the same time as the service of a notice under clause 19.2 (actions following an event of default) of the Loan Agreement,

and a demand under this Guarantee may refer to all amounts payable under or in connection with any Finance Document without specifying a particular sum or aggregate sum.

17.4	Notices to Security Trustee

Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.

18	INVALIDITY OF LOAN AGREEMENT

18.1	Invalidity of Loan Agreement

In the event of:

(a)	the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)	without limiting the scope of paragraph (a), a bankruptcy of any Borrower, the introduction of any law or any other matter resulting in any Borrower being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Guaranteed Advances pursuant to the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or that Borrower had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and that Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by that Borrower under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.

18.2	Invalidity of Finance Documents

Clause 18.1 also applies to each of the Finance Documents to which each Relevant Borrower is a party.

19	GOVERNING LAW AND JURISDICTION

19.1	English law

This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

19.2	Exclusive English jurisdiction

Subject to Clause 19.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.

19.3	Choice of forum for the exclusive benefit of the Security Trustee

Clause 19.2 is for the exclusive benefit of the Security Trustee, which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.

19.4	Process agent

The Guarantor irrevocably appoints Curzon Maritime Ltd. at their office for the time being, presently at St. Clare House, 30-33 Minories, London EC3N 1DJ, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

19.5	Creditor Parties’ rights unaffected

Nothing in this Clause 19 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

19.6	Meaning of “proceedings” and “Dispute”

In this Clause 19, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure and a “Dispute” means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee.

THIS GUARANTEE has been entered into on the date stated at the beginning of this Guarantee.

SCHEDULE 1

FORM OF COMPLIANCE CERTIFICATE

To:	Crédit Agricole Corporate and Investment Bank

12, place des Etats-Unis

CS 70052,

France

Date: [●]

Dear Sirs,

We refer to:

(a)	a loan agreement dated [●] 20172018 and made between (i) Asterias Crude Carrier S.A. and Scorpio Crude Carrier S.A. as joint and several borrowers (together, the “Borrowers” and each a “Borrower”), (ii) the banks and financial institutions listed therein as lenders (together, the “Lenders”), (iii) Crédit Agricole Corporate and Investment Bank (“CACIB”) as facility agent and account bank, (iv) ING Bank N.V. as swap bank, (v) yourselves as Security Trustee and (vi) CACIB and ING Bank N.V. as mandated lead arrangers and bookrunners, it was agreed that the Lenders would make available to the Borrowers a secured pre and post-delivery term loan facility of up to US$70,200,000; and

(b)	a guarantee dated [●] 2017 (the “Guarantee”) made between (1) ourselves as guarantor and (2) yourselves as security trustee.

Words and expressions defined in the Loan Agreement and the Guarantee shall have the same meaning when used in this compliance certificate.

We enclose with this certificate a copy of the [unaudited consolidated accounts for the Group for the 6-month period ended [●]]/[the audited consolidated annual accounts of the Group for the year ended [●]]. The accounts (i) have been prepared in accordance with all applicable laws and US GAAP consistently applied, (ii) give a true and fair view of the state of affairs of the Relevant Borrowers (as such term is defined in the Guarantee), ourselves and the Group at the date of the accounts and of its profit for the period to which the accounts relate and (iii) fully disclose or provide for all significant liabilities of the Relevant Borrowers, ourselves and the Group.

The Guarantor represents that no Event of Default or Potential Event of Default has occurred or is continuing as at the date of this certificate [except for the following matter or event [set out all material details of matter or event]]. In addition as of [●], the Guarantor confirms compliance with the financial covenants set out in clause 12.3 of the Guarantee for the 6 months ending as at the date to which the enclosed accounts are prepared.

We now certify that, as at [●]:

(a)	the Leverage Ratio is [●] per cent.;

(b)	the ratio of EBITDA to Net Interest Expense is [●]:1; and

(c)	the Liquid Assets of the Group are [●] and therefore not less than $500,000 per Fleet Vessel; and

This Certificate shall be governed by, and construed in accordance with, English law.

[●]
Chief Financial Officer of
CAPITAL PRODUCT PARTNERS L.P.

EXECUTION PAGE

GUARANTOR

SIGNED by /s/ Vanessa Christina Dritsa	)
for and on behalf of	)
CAPITAL PRODUCT	)
PARTNERS L.P.	)
in the presence of:	)
/s/ Daphne Elektra A. Stamatopoulos
SECURITY TRUSTEE
SIGNED by /s/ Anthi Kekatou )
for and on behalf of	)
CRÉDIT AGRICOLE CORPORATE))
AND INVESTMENT BANK	)
in the presence of:	)
/s/ Daphne Elektra A. Stamatopoulos